Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,633,479	$12,831,485
Accounts receivable-third-party, net	1,379,534	1,302,189
Accounts receivable-related party	-	12,135
Inventories, net	2,293,311	2,719,790
Due from a related party	126,300	108,387
Prepayments and other current assets	3,030,798	3,497,688
Total current assets	13,463,422	20,471,674

NON-CURRENT ASSETS
Property, plant and equipment, net	63,373,780	58,259,795
Intangible assets, net	1,761,959	1,748,755
Long-term investments in equity investees	20,015,853	20,656,752
Operating lease right-of-use lease assets	12,989,658	13,166,788
Deferred tax assets	2,846,502	2,542,822
Total non-current assets	100,987,752	96,374,912
TOTAL ASSETS	$114,451,174	$116,846,586

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$715,000	$698,000
Current portion of long-term bank loans	2,316,411	1,324,854
Accounts payable	1,616,434	1,593,590
Accounts payable - related party	51,294	22,663
Due to a related party	117,202	32,171
Contract liabilities	264,183	187,846
Taxes payable	568,702	566,682
Operating lease liabilities, current	663,364	197,130
Accrued expenses and other current liabilities	1,369,078	1,482,981
Total current liabilities	7,681,668	6,105,917

NON-CURRENT LIABILITIES
Long-term bank loans	652,706	2,035,353
Operating lease liabilities, non-current	10,975,856	10,952,491
Total non-current liabilities	11,628,562	12,987,844
TOTAL LIABILITIES	19,310,230	19,093,761

Commitments and Contingencies (Note 13)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 5,441,658 and 5,161,658 issued and outstanding as of December 31, 2025 and June 30, 2025, respectively	117,636,230	117,349,730
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of December 31, 2025 and June 30, 2025	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(15,667,948)	(10,492,946)
Accumulated other comprehensive loss	(7,136,963)	(9,413,583)
Equity attributable to owners of the Company	95,140,900	97,752,782
Non-controlling interest	44	43
Total equity	95,140,944	97,752,825

TOTAL LIABILITIES AND EQUITY	$114,451,174	$116,846,586

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-1

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2025	2024

Revenue	$7,710,901	$12,085,711
Cost of revenue	6,843,935	8,668,552
Gross Profit	866,966	3,417,159

Operating expenses:
Selling expenses	1,234,204	624,410
General and administrative expenses	3,437,429	4,312,486
Research and development expenses	533,477	665,494
Impairment of investment in equity investee	1,123,200	-
Total operating expenses	6,328,310	5,602,390

Loss from operations	(5,461,344)	(2,185,231)

Other income (expense):
Interest income, net	83,438	6,884
Foreign exchange transaction (loss) gain	(151,611)	114,443
Other (expenses) income, net	(13,613)	41,357
Rental income from related parties, net	129,856	107,737
Total other income, net	48,070	270,421

Loss before income tax	(5,413,274)	(1,914,810)
Income tax benefit	(238,272)	(98,967)
Net loss	(5,175,002)	(1,815,843)
Less: net income attributable to non-controlling interest	-	-
Net loss attributable to Dogness (International) Corporation	(5,175,002)	(1,815,843)

Other comprehensive loss
Foreign currency translation adjustments	2,276,621	(300,478)
Comprehensive loss	(2,898,381)	(2,116,321)
Less: comprehensive income attributable to non-controlling interest	1	-
Comprehensive loss attributable to Dogness (International) Corporation	$(2,898,382)	$(2,116,321)

Loss per share
Basic and diluted	$(0.29)	$(0.14)

Weighted Average Shares Outstanding
Basic and diluted	17,807,886	12,755,658

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

(All amounts in USD)

(Unaudited)

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2025	5,161,658	$117,349,730	9,069,000	$18,138	$291,443	$(10,492,946)	$(9,413,583)	$43	$97,752,825
Share-based compensation	30,000	286,500	-	-	-	-	-	-	286,500
Issuance shares for warrants exercised	250,000	-	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(5,175,002)	-	-	(5,175,002)
Foreign currency translation adjustments	-	-	-	-	-	-	2,276,620	1	2,276,621
Balance at December 31, 2025	5,441,658	$117,636,230	9,069,000	$18,138	$291,443	$(15,667,948)	$(7,136,963)	$44	$95,140,944

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2024	3,661,658	$92,004,296	9,069,000	$18,138	$291,443	$(5,391,709)	$(10,511,317)	$42	$76,410,893
Options granted for services	-	156,970	-	-	-	-	-	-	156,970
Share-based compensation	-	242,500	-	-	-	-	-	-	242,500
Net loss for the period	-	-	-	-	-	(1,815,843)	-	-	(1,815,843)
Foreign currency translation adjustments	-	-	-	-	-	-	(300,478)	-	(300,478)
Balance at December 31, 2024	3,661,658	$92,403,766	9,069,000	$18,138	$291,443	$(7,207,552)	$(10,811,795)	$42	$74,694,042

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2025	2024

Cash flows from operating activities:
Net loss	$(5,175,002)	$(1,815,843)
Adjustments to reconcile loss income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,360,710	1,395,756
Share-based compensation	286,500	399,470
Change in inventory reserve	688,689	-
Loss from disposal of property, plant and equipment	-	176,347
Reversal of allowance for credit losses	(31,553)	(232,600)
Impairment of long-term investment	1,123,200	-
Deferred tax benefit	(238,652)	(108,490)
Amortization of right-of-use lease assets	488,760	585,466
Changes in operating assets and liabilities:
Accounts receivable-third parties	(3,983)	(824,001)
Accounts receivable-related party	2,910	272,429
Inventories	(208,212)	(121,257)
Due from a related party	(14,995)	(4,959)
Prepayments and other current assets	(30,691)	(61,720)
Advances to supplier-related party	-	51,537
Accounts payable	(15,678)	999,703
Accounts payable-related party	27,568	13,130
Accrued expenses and other current liabilities	(147,295)	24,691
Contract liabilities	70,460	(39,639)
Operating lease liabilities	214,082	200,827
Taxes payable	(11,568)	26,242
Net cash (used in) provided by operating activities	(1,614,750)	937,089

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,386,993)	(1,050,711)
Proceeds from disposition of property, plant and equipment	-	787
Net cash used in investing activities	(4,386,993)	(1,049,924)

Cash flows from financing activities:
Proceeds from short-term bank loans	702,000	696,500
Repayment of short-term bank loans	(702,000)	(696,500)
Repayment of long-term bank loans	(464,331)	(316,297)
Proceeds from (repayment of) related party loans	82,716	(451,201)
Net cash used in financing activities	(381,615)	(767,498)

Effect of exchange rate changes on cash and restricted cash	185,352	(18,339)
Net decrease in cash and cash equivalents	(6,198,006)	(898,672)
Cash and cash equivalents, beginning of period	12,831,485	6,956,434
Cash and cash equivalents, end of period	$6,633,479	$6,057,762

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$71,272	$115,430

Non-Cash Investing Activities
Liabilities incurred for purchase of property and equipment	$-	$34,909

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended June 30, 2025 as filed with the SEC on October 17, 2025.

F-5

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s unaudited consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”) *	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

*	On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness Culture following the signing of a termination agreement among Dogness Culture’s shareholders on May 8, 2023. As of the date of this report, Dogness Culture is in the process of being liquidated. Dogness Culture had completed deregistration with the PRC tax authority; however, deregistration with the PRC business administration department is still pending.

F-6

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

As of December 31, 2025, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the unaudited consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventory is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors, including aging and future demand of each type of inventory.

Prepayments and Other Current Assets

Prepayments and other current assets primarily consist of advances to suppliers for purchasing of raw materials that have not been received, prepaid service fee, security deposits. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

F-7

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investments in Equity Investees

On July 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity securities over which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

The Company records the cost method investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments. Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

F-8

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the six months ended December 31, 2025 and 2024.

Rental income

Rental revenue are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

Revenue Recognition

The Company follows ASC 606 Revenue from Contract with Customers (“ASC606”) in revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2025 and 2024, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

F-9

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized as in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2025 and June 30, 2025, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended December 31, 2025, and 2024 is disclosed in Note 11.

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

F-10

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in unaudited the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2025, the years from fiscal 2023 to fiscal 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed.

Since significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

F-11

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, and Dogness Culture are determined using RMB, the local currency, as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net income (loss) for the year.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss).

The following table outlines the currency exchange rates that were used in the unaudited consolidated financial statements:

	For the Six Months Ended December 31,2025	For the Six Months Ended December 31,2024	As of June 30, 2025
Year-end spot rate	$1=RMB6.9931	$1=RMB7.2993	$1=RMB7.1636
Average rate	$1=RMB7.1235	$1=RMB7.1767	$1=RMB7.2143

Comprehensive Loss

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

F-12

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed upon by the parties.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

F-13

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Group’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Group’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

F-14

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

NOTE 3 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31, 2025	As of June 30, 2025

Raw materials	$183,088	$65,099
Work in process	701,242	1,247,634
Finished goods	2,266,332	2,475,971
	3,150,662	3,788,704
Less: inventory allowance	(857,351)	(1,068,914)
Inventory, net	$2,293,311	$2,719,790

Inventory includes raw materials, work in progress, and finished goods. Finished goods include direct material costs, direct labor costs, and manufacturing overhead. For the six months ended December 31, 2025, the Company abandoned nearly all inventories in its United States warehouse in connection with the disposal of the warehouse at the end of fiscal year 2025.

Inventory allowance movement is as follows:

	For the Six Months Ended December 31, 2025	As of June 30, 2025

Beginning balance	$1,068,914	$381,470
Provision	688,689	681,884
Write-off	(919,503)	-
Foreign currency translation adjustments	19,251	5,560
Ending balance	$857,351	$1,068,914

F-15

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 4 –PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31, 2025	As of June 30, 2025

Security deposits	$2,918,215	$2,855,811
Others	112,583	641,877
Prepayments and other assets current portion	$3,030,798	$3,497,688

NOTE 5 – LONG TERM INVESTMENT, NET

Equity investment using the measurement alternative
Balance as of June 30, 2024	$1,513,600
Additions	19,000,000
Foreign currency translation adjustments	143,152
Balance as of Jun 30, 2025	20,656,752
Impairment	(1,123,200)
Foreign currency translation adjustments	482,301
Balance as of December 31, 2025	$20,015,853

Equity investments using the measurement alternative include the following items:

(1)	In November 2018, the Company entered into an equity investment agreement to invest $1,144,000 (RMB8.0 million) into Dogness Network for 10% of the ownership interest in Dogness Network, in which the Company does not have significant influence and accounted for such investment using measurement alternative. On January 30, 2026, Dogness Network entered into liquidation procedure, due to continuous losses. Therefore, the Company recorded a full impairment loss of $1,123,200 (RMB8.0 million) for the six months ended December 31, 2025.

(2)	In November 2018, the Company entered into an equity investment agreement to invest $429,000 (RMB3.0 million) into Linsun Smart Technology Co., Ltd (“Linsun”) for 13% of the ownership interest in Linsun, in which the Company does not have significant influence and accounted such investment using measurement alternative.

(3)	On May 17, 2025, the Company entered into an equity investment to acquire a 19.5% equity interest in an unrelated private entity - Dogness Intelligent Technology Co., Ltd. (“DITC”) from its original owners for considerations consisting of (a) issuance of the Company’s 250,000 Class A common shares, (b) issuance of 1,550,000 pre-funded warrants to purchase the Company’s Class A common shares and (c) issuance of up to 2,000,000 maximum eligibility warrants to purchase the Company’s Class A common shares. The fair value of such consideration was determined at $19,000,000 assessed by an independent valuation firm. In DITC, the Company does not have significant influence and accounted for such investment using measurement alternative.

As of December 31, 2025, the Company believes there was no material market environment change or any other factor that indicating the fair value of above other investments was less than carrying value, hence, the Company concluded there is no impairment of the above other investments.

F-16

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

NOTE 6 – BANK LOANS

Bank loans consisted of the following:

	As of December 31, 2025	As of June 30, 2025

Dongguan Rural Commercial Bank (1)	$3,684,117	$4,058,207
Total	3,684,117	4,058,207
Less: short-term loans	(715,000)	(698,000)
Less: current portion of long-term loans	(2,316,411)	(1,324,854)
Long-term loans	$652,706	$2,035,353

(1)	On July 17, 2020, the Company entered into multiple loan facility agreements with Dongguan Rural Commercial Bank for an aggregate of $7.2 million (RMB50 million) to support the working capital needs and the Company’s current CIP projects. The loans have tenure varying between one and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $1.7 million and buildings of approximately $4.6 million from Meijia as collateral to secure total loans facility of $4.3 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans facility of $2.9 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of December 31, 2025, the outstanding balance was $3,684,117. The Company repaid $781,546 (RMB5,465,357) subsequent to the period end.

Interest expenses for the above-mentioned loans amounted to $71,272 and $115,430 for the six months ended December 31, 2025 and 2024, respectively.

.

The repayment schedule for the Company’s bank loans is as follows:

Twelve months ending December 31,	Repayment
2026	$3,031,411
2027	430,331
2028	222,375
Total	$3,684,117

F-17

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – TAXES

(a) Corporate Income Taxes (“CIT”)

The following table reconciles the statutory rate to the Company’s effective tax:

	For the Six Months Ended December 31,
	2025	2024

Loss before income tax	$(5,413,274)	$(1,914,810)
Income tax benefit computed based on PRC statutory rate	(1,353,319)	(478,702)
Effect of rate differential for Hong Kong and other outside PRC entities	244,075	57,792
Effect of PRC preferential tax rate	96,945	61,845
Change in valuation allowance	508,187	248,630
Permanent difference	265,840	11,468
Effective tax	$(238,272)	$(98,967)

The provision for income tax consists of the following:

	For the Six Months Ended December 31,
	2025	2024

Current income tax expense	$380	$9,523
Deferred income tax benefit	(238,652)	(108,490)
Total income tax benefit	$(238,272)	$(98,967)

The Company’s deferred tax assets consist of the following:

	As of December 31, 2025	As of June 30, 2025

Deferred tax assets:
Net operating losses	$6,641,861	$5,523,037
Assets impairment reserve	182,700	611,486
Others	(30,073)	(236,938)
Valuation allowance	(3,947,986)	(3,354,763)
Deferred tax assets, net	$2,846,502	$2,542,822

F-18

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – TAXES (continued)

(b) Taxes Payable

The Company’s taxes payable consist of the following:

	As of December 31, 2025	As of June 30, 2025

Corporate income tax payable	$567,051	$553,569
Other tax payable	1,651	13,113
Total taxes payable	$568,702	$566,682

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of June 30, 2025. The Company continues to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax.

Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation.

NOTE 8 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship with the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership

(1) Due from a related party

Amount due from a related party consist primarily of rental receivables from the following:

	As of December 31, 2025	As of June 30, 2025

Linsun	$126,300	$108,387

F-19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 8 – RELATED PARTY TRANSACTIONS (continued)

(2) Due to a related party

Amount due to a related party consists of the following:

	As of December 31, 2025	As of June 30, 2025
Mr. Silong Chen	$117,202	$32,171

Mr. Silong Chen periodically provides working capital advances to support the Company’s operations as needed. These advances are non-interest bearing and repayable on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank loans, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide a guarantee for the Company’s bank loans.

(4) Accounts receivable- related party

Accounts receivable- related party consisted of the following:

	As of December 31, 2025	As of June 30, 2025
Dogness Network	$-	$12,135

On January 30, 2026, Dogness Network entered into liquidation procedure due to continuous losses. Therefore, the Company accounts receivable of $9,467 (RMB66,201) from Dogness Network as of December 31, 2025 was fully impaired.

(5) Account payable- related party

Account payable- related party consisted of the following:

	As of December 31, 2025	As of June 30, 2025
Linsun	$51,294	$22,663

(6) Purchase from a related party

During the six months ended December 31, 2025 and 2024, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $61,106 and $204,032 in the six months ended December 31, 2025 and 2024, respectively.

(7) Lease arrangement with a related party

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the six months ended December 31, 2025 and 2024, the Company recorded rental income of $299,930 and $277,287, respectively, as other income through leasing the manufacturing facilities to Linsun, respectively.

F-20

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 9 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each.

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares.

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of one-for-twenty and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value. On November 15, 2023, the Company paid cash to certain minor shareholders and cancelled 196 shares due to share consolidation reconciliation. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

As of December 31, 2025, the Company had an aggregate of 14,510,658 common shares outstanding, consisting of 5,441,658 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2025, the Company had an aggregate of 14,230,658 common shares outstanding, consisting of 5,161,658 Class A and 9,069,000 Class B common shares; respectively.

Common Shares Issued for Service

On June 16, 2025, the Company signed a consulting agreement with a consultant for strategic business and marketing consulting services for a period from July 2, 2025 to December 16, 2025 (the “Service period”). Pursuant to the agreement, the Company shall pay 30,000 Class A common shares to the consultant. The related share-based compensation expense would be recognized over the Service period. These shares were measured at $286,500 which was based on the value of the Company’s Class A common shares at the service commence date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares, and further issued 50,000 Class A common shares on March 7, 2025. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

The Company recorded $286,500 and $242,500 stock-based compensation expense related to common shares issued for service for the six months ended December 31, 2025 and 2024, respectively.

F-21

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 9 – EQUITY (continued)

Common Shares Issued for Long-term Investments in Equity Investees

On May 17, 2025, in connection with acquisition of 19.5 % equity interest in DITC (Note 5), the Company issued 250,000 Class A common shares as part of the investment consideration. The fair value of the shares issued was determined at $1,250,000 assessed based on the fair value of the Company’s shares in the May 2025 Private Placement.

Warrants

In July 2021, the Company issued warrants in connection with an equity financing to purchase 8,713 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. All warrants were expired on July 15, 2024.

In connection with acquisition of 19.5 % equity interest in DITC (Note 5), on May 17, 2025, the Company issued to the original shareholder 1,550,000 pre-funded warrants to purchase Class A common shares and 2,000,000 maximum eligibility warrants to purchase Class A common shares for an exercise price of $0.0001 with expiration date on May 16, 2030. The fair value of these warrants was determined at $17,750,000 based on the fair value of the Company’s shares in the May 2025 Private Placement. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to the Company’s own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. On October 24, 2025, 250,000 warrants were exercised on a cashless basis, and the Company issued 250,000 Class A common shares to the holder of the warrants.

As of December 31, 2025, 3,300,000 warrants as mentioned above were outstanding, with weighted average exercise price of $0.00001 and weighted average remaining life of 4.38 years.

Options

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 75,000 to Mr. Silong Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Mr. Silong Chen was $941,813. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17%; expected term of 5 years; exercise price of the options of $20.0; volatility of 128.8% based upon the Company’s historical stock price; and expected future dividends of $Nil. These options expire on January 26, 2028.

The Company recorded $nil and $156,970 stock-based compensation expense related to vested options for the six months ended December 31, 2025 and 2024, respectively.

F-22

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 9 – EQUITY (continued)

Options (continued)

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years

Outstanding June 30, 2024	75,000	$20.0	3.58
Exercisable, June 30, 2024	50,000	$20.0	3.58
Granted	-	$-	-
Exercised	-	$-	-
Outstanding June 30, 2025	75,000	$20.0	2.58
Exercisable, June 30, 2025	75,000	$20.0	2.58
Granted	-	$-	-
Exercised	-	$-	-
Outstanding December 31, 2025	75,000	$20.0	2.07
Exercisable, December 31, 2025	75,000	$20.0	2.07

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company did not allocate statutory reserves during the six months ended December 31, 2025 in accordance with PRC regulations. The restricted amounts as determined by the PRC statutory laws totaled $291,443 as of December 31, 2025 and June 30, 2025.

NOTE 10 – LOSS PER SHARE

For the six months ended December 31, 2025 and 2024, potential shares of common stock from the unexercised warrants and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per share:

	For the Six Months Ended December 31,
	2025	2024

Loss attributable to the Company	$(5,175,002)	$(1,815,843)
Weighted average number of common shares outstanding – Basic	17,807,886	12,755,658
Dilutive securities -unexercised warrants and options	-	-
Weighted average number of common shares outstanding – diluted	17,807,886	12,755,658

Loss per share – Basic	$(0.29)	$(0.14)
Loss per share – Diluted	$(0.29)	$(0.14)

F-23

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 11 – SEGMENT

The Company uses the “management approach” in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making strategic decisions, assessing performance, and allocating resources. The Company’s CODM has been identified as the Chief Executive Officer of the Group. The Company determined it operates as one consolidated segment and therefore has one reportable segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by product category

The summary of total revenue by product category consisted of the following:

	For the Six Months Ended December 31,
	2025	2024
Product
Traditional pet products	$5,343,190	$4,660,824
Intelligent pet products	1,701,321	4,546,642
Climbing hooks and others	666,390	2,878,245
Total	$7,710,901	$12,085,711

Revenue by geographic location

Geographic information about the revenue, which are classified based on customers, is set out as follows:

	For the Six Months Ended December 31,
	2025	2024
Geographic location
Sales to international markets	$5,611,162	$7,987,992
Sales to China domestic market	2,099,739	4,097,719
Total	$7,710,901	$12,085,711

F-24

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 12 – CONCENTRATIONS AND CREDIT RISK

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

As of December 31, 2025 and June 30, 2025, $441,285 and $56,764 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

As of December 31, 2025, three third-party customers accounted for 23.3%, 17.9% and 14.7% of the Company’s total accounts receivable, respectively. As of June 30, 2025, three customers accounted for 27.5%, 14.9%, and 14.8% of the Company’s total accounts receivable, respectively.

As of December 31, 2025, a third-party supplier accounted for 20.1% of the Company’s total account payable. As of June 30, 2025, three third-party suppliers accounted for 20.4%, 14.7% and 13.7% of the Company’s total account payable.

For the six months ended December 31, 2025 and 2024, export sales accounted for 72.8% and 66.1% of the Company’s total revenue, respectively. For the six months ended December 31, 2025, two customers accounted for 27.3% and 14.2% of the Company’s total revenue, respectively. For the six months ended December 31, 2024, four customers accounted for 26.4%, 13.3% ,12.8% and 11.1% of the Company’s total revenue, respectively.

For the six months ended December 31, 2025, a third party supplier accounted for 67.3% of the Company’s total raw materials purchases. For the six months ended December 31, 2024, a third party supplier accounted for 41.3% of the Company’s total raw materials purchases.

NOTE 13– COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity

F-25

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 13– COMMITMENTS AND CONTINGENCIES (continued)

Capital Investment Obligation

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB60.0 million ($8.6 million). As of June 30, 2025, RMB54.3 million ($7.8 million) capital contribution has been made. During six months ended December 31, 2025, the Company made additional capital contribution RMB2,768,700 ($0.4 million) in Meijia.

Subsequently to December 31, 2025, the Company further made additional capital contribution RMB1.3 million ($0.2 million) in Meijia. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB1,270,400 ($0.2 million) capital investment into Meijia.

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall in prior years, as well as leasehold improvements for executive accommodation facilities and research and development center infrastructure in current period. The future minimum capital expenditure commitment on these projects was $1,306,552 as of as of December 31, 2025.

NOTE 14– SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the issuance date of the unaudited consolidated financial statements and concluded that no subsequent events have occurred that would require recognition in the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements.

F-26